SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.,

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 16 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,358,536 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,358,536 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,358,536 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (See Item 2)

(1)	Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on June 14, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.5% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies (as previously disclosed and defined in Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.9% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of May 3, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 3 of 16 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Warner Media, LLC (as successor by merger to Time Warner Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,358,536 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,358,536 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,358,536 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)	Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on June 14, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.5% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.9% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event, based on the shares of Class A Common Stock outstanding as of May 3, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 4 of 16 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,358,536 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,358,536 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,358,536 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

(1)	Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on June 14, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.5% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.9% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of May 3, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 5 of 16 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,358,536 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,358,536 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,358,536 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)	Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on June 14, 2018, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.5% of the outstanding shares of CME Common Stock (See Item 5). Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.9% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the Initial Proxies), based on the shares of Class A Common Stock outstanding as of May 3, 2018 and the Series A Convertible Preferred Stock (See Item 5).

Page 6 of 16 Pages

Item 1. Security and Issuer.

This Amendment No. 25 to Schedule 13D (“Amendment No. 25”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21 to Schedule 13D, on March 16, 2017 by Amendment No. 22 to Schedule 13D, on February 14, 2018 by Amendment No. 23 to Schedule 13D, and on May 10, 2018 by Amendment No. 24 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “TW Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

On June 14, 2018 (the “Merger Closing Date”), Time Warner and AT&T Inc., a Delaware corporation (“AT&T” and, together with the TW Reporting Persons, the “Reporting Persons”), consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of October 22, 2016 (as amended, supplemented or otherwise modified from time to time, the “TW/AT&T Merger Agreement”), among Time Warner, AT&T, West Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Corporate Merger Sub”), and West Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of AT&T (“LLC Merger Sub”). In accordance with the TW/AT&T Merger Agreement, on the Merger Closing Date, Corporate Merger Sub merged with and into Time Warner, with Time Warner continuing as the surviving company in the merger and becoming a wholly owned subsidiary of AT&T. Immediately thereafter on the Merger Closing Date, Time Warner merged with and into LLC Merger Sub, with LLC Merger Sub continuing as the surviving entity in the merger and a wholly owned subsidiary of AT&T. Upon the effective time of the second merger (the “Merger Effective Time”), the name of LLC Merger Sub was changed from “West Merger Sub II, LLC” to “Time Warner LLC”. On June 15, 2018, the name of Time Warner LLC was changed to “Warner Media, LLC”.

This Amendment No. 25 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda. As provided in the Joint Filing Agreement filed as Exhibit No. 99.55 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock of the Issuer.

This Amendment No. 25 is being filed solely to reflect the acquisition of Time Warner by AT&T pursuant to the TW/AT&T Merger Agreement (the “TW/AT&T Acquisition”) and to reflect the addition of AT&T as a Reporting Person. Except as specifically amended by this Amendment No. 25, items in the Schedule 13D remain unchanged.

Page 7 of 16 Pages

Item 2. Identity and Background.

The response to Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

This statement is being filed on behalf of AT&T, Warner Media, LLC (“Warner Media”), TW Media and TW Holdings B.V. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit No. 99.55 and is incorporated herein by reference. AT&T is a Delaware corporation. Warner Media is a Delaware limited liability company and successor by merger to Time Warner Inc., a Delaware corporation. TW Media is a Delaware limited liability company and TW Holdings B.V. is a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands. Warner Media owns directly or indirectly all of the equity interests of TW Media and TW Media owns directly all of the equity interest of TW Holdings B.V.

The address of the principal business office of AT&T is 208 S. Akard St., Dallas, Texas 75202. The address of the principal business office of each of Warner Media and TW Media is One Time Warner Center, New York, New York 10019. The address of the principal business office of TW Holdings B.V. is Naritaweg 237, 1043CB Amsterdam, The Netherlands.

The principal business of AT&T is operating in the telecommunications, media and entertainment and technology (TMT) industry both in the United States and the world. AT&T offers its services and products to consumers in the U.S., Mexico and Latin America and to businesses and other providers of telecommunications services worldwide. In addition, AT&T owns and operates various media companies, including Home Box Office, Inc., Turner Broadcasting System, Inc., and Warner Bros. Entertainment Inc. The services and products that AT&T offers vary by market, and include: wireless communications; data/broadband and internet services; digital video services; networks, film and television production; local and long-distance telephone services; telecommunications equipment, managed networking, and wholesale services. The names, business addresses, citizenships and present principal occupations or employment of each executive officer and director of AT&T are set forth on Annex A hereto.

The principal business of Warner Media is owning and operating television networks and producing and distributing television programming, films, games and other high quality content worldwide on a multi-platform basis. Warner Media does not have any directors and the names, business addresses, citizenships and present principal occupations or employment of each executive officer of Warner Media are set forth on Annex B hereto. The principal business of each of TW Media and TW Holdings B.V. is to serve as a holding company for investments of Warner Media in Eastern and Central Europe. TW Media does not have any directors and the names, business addresses, citizenships and present principal occupations or employment of each executive officer of TW Media are set forth on Annex C hereto. TW Holdings B.V. does not have any executive officers and the names, business addresses, citizenships and present principal occupations or employment of each director of TW Holdings B.V. are set forth on Annex D hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their executive officers or directors listed in Annexes A, B, C or D hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Page 8 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs at the end thereof:

Closing of TW/AT&T Acquisition.

As described in Item 1 above, on the Merger Closing Date, Time Warner and AT&T consummated the TW/AT&T Acquisition. In accordance with the TW/AT&T Merger Agreement, on the Merger Closing Date, Corporate Merger Sub merged with and into Time Warner, with Time Warner continuing as the surviving company in the merger and becoming a wholly owned subsidiary of AT&T. Immediately thereafter on the Merger Closing Date, Time Warner merged with and into LLC Merger Sub, with LLC Merger Sub continuing as the surviving entity in the merger and a wholly owned subsidiary of AT&T. Upon the Merger Effective Time, the name of LLC Merger Sub was changed from “West Merger Sub II, LLC” to “Time Warner LLC”. On June 15, 2018, the name of Time Warner LLC was changed to “Warner Media, LLC”. As a result of the TW/AT&T Acquisition, AT&T became the ultimate beneficial owner of the Class A Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs at the end thereof:

As described in Items 1 and 3 above, on the Merger Closing Date, Time Warner and AT&T consummated the TW/AT&T Acquisition, as a result of which AT&T became the ultimate beneficial owner of the Class A Common Stock of the Issuer.

The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons and their affiliates may, subject to certain limitations as described in this Schedule 13D, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, the Issuer’s affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions, or other factors. Subject to the foregoing and the terms of the other transaction agreements as disclosed herein, including related transfer restrictions, rights of first offer, tag-along rights, the standstill agreement and preemptive rights, none of the Reporting Persons nor any of their affiliates nor, to the knowledge of the Reporting Persons, any person listed in Annexes A, B, C and D have any present plans or proposals with respect to the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Memorandum of Association or Bye-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above; provided however, that, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above and reserve the right to develop plans or proposals with respect to the matters described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

On the Merger Closing Date, Time Warner became a direct wholly owned subsidiary of AT&T. As a result, AT&T may be deemed to have shared power to vote and dispose of the shares of Class A Common Stock beneficially owned by the TW Reporting Persons at the time of the TW/AT&T Acquisition.

(a) As of the close of business on June 14, 2018, the Reporting Persons beneficially owned 273,358,536 shares of Class A Common Stock (consisting of (y) 162,334,771 shares of Class A Common Stock (after giving effect to the exercise of the Unit Warrants, the Private Placement Warrants and the Initial Warrants on April 25, 2018), and (z) 111,023,765 shares of Class A Common Stock issuable as of June 14, 2018 upon the

Page 9 of 16 Pages

conversion of the Series B Convertible Redeemable Preferred Shares (but not yet converted)), representing approximately 75.4% of the outstanding shares of CME Common Stock. Excluding the Shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, as of the close of business on June 14, 2018, the Reporting Persons beneficially owned approximately 64.5% of the outstanding shares of CME Common Stock. As previously disclosed in Amendment No. 12 to Schedule 13D filed by the TW Reporting Persons on June 28, 2013, TW Holdings B.V. purchased 200,000 of the Series B Convertible Redeemable Preferred Shares on June 25, 2013. From and after June 25, 2016, TW Holdings B.V. may, at its option, convert the Series B Convertible Redeemable Preferred Shares into the number of shares of the Class A Common Stock determined by dividing (x) the accreted stated value of the Series B Convertible Redeemable Preferred Shares plus accrued and unpaid dividends by (y) the conversion price, which is currently approximately $2.42 following adjustments to the conversion price in connection with the issuance of the Unit Warrants, Private Placement Warrants and Initial Warrants. The adjustments were made pursuant to the terms of the Certificate of Designation of the Series B Convertible Redeemable Preferred Shares. The initial stated value of the Series B Convertible Redeemable Preferred Shares accretes at an annual rate of 7.5%, compounded quarterly, from (and including) June 25, 2013 to (but excluding) June 25, 2016, and at an annual rate of 3.75%, compounded quarterly, from (and including) June 25, 2016 to (but excluding) June 25, 2018. The 75.4% of CME Common Stock that the Reporting Persons’ beneficial ownership represents has been determined in accordance with Rule 13d-3, and thus was calculated by dividing (a) 273,358,536 shares of Class A Common Stock (the sum of the 162,334,771 shares of Class A Common Stock (after giving effect to the exercise of the Unit Warrants, the Private Placement Warrants and the Initial Warrants on April 25, 2018) and the conversion of the Series B Convertible Redeemable Preferred Shares (none of which has been converted by the Reporting Persons)) by (b) 362,640,614 shares of Class A Common Stock (the sum of (i) the 251,616,849 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, both as of May 3, 2018, as disclosed on the Issuer’s investor relations website, plus (ii) 111,023,765 shares of Class A Common Stock issuable as of June 14, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares), and such calculation should not be read as an indication of the Reporting Persons intentions with respect to converting the Series B Convertible Redeemable Preferred Shares. None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B, C or D beneficially owns any shares of Class A Common Stock other than as set forth herein.

(b) As of the close of business on June 14, 2018, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 273,358,536 shares of Class A Common Stock. Excluding the 100,926,996 shares of Class A Common Stock covered by the Initial Proxies and the 111,023,765 shares of Class A Common Stock issuable as of June 14, 2018 upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.9% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event, based on the shares of Class A Common Stock outstanding as of May 3, 2018 and the Series A Convertible Preferred Stock.

(c) Except as described in Item 6 of the Schedule 13D (as previously amended by Amendment No. 24 to Schedule 13D filed by the TW Reporting Persons on May 10, 2018), no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B, C and D during the past 60 days.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Page 10 of 16 Pages

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following document as an exhibit:

Exhibit Description

99.55	Joint Filing Agreement, dated June 19, 2018, between, AT&T Inc., Warner Media, LLC, TW Media Holdings LLC and Time Warner Media Holdings B.V.

Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

AT&T INC.,

by
/s/ David R. McAtee II
	Name:	David R. McAtee II
	Title:	Senior Executive Vice President and General Counsel

WARNER MEDIA, LLC,

by
/s/ John T. Stankey
	Name:	John T. Stankey
	Title:	Chief Executive Officer

TW MEDIA HOLDINGS LLC,

by
/s/ Edward B. Ruggiero
	Name:	Edward B. Ruggiero
	Title:	Senior Vice President and Treasurer

TIME WARNER MEDIA HOLDINGS B.V.,

by
/s/ Stephen N. Kapner
	Name:	Stephen N. Kapner
	Title:	Director

Page 12 of 16 Pages

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of AT&T Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o AT&T Inc., 208 S. Akard St., Dallas, Texas 75202. Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of AT&T Inc.

Name	Principal Occupation
Randall L. Stephenson	Chairman of the Board, Chief Executive Officer and President
Brian Lesser	Chief Executive Officer – AT&T Advertising and Analytics, AT&T Services, Inc.
William A. Blase, Jr.	Senior Executive Vice President – Human Resources
John Donovan	Chief Executive Officer at AT&T Communications, LLC
David S. Huntley	Senior Executive Vice President and Chief Compliance Officer
Lori Lee	Chief Executive Officer – AT&T International and Global Marketing Officer
David R. McAtee II	Senior Executive Vice President and General Counsel
John Stankey	Chief Executive Officer, Warner Media, LLC
John J. Stephens	Senior Executive Vice President and Chief Financial Officer

Directors of AT&T Inc.

Name	Principal Occupation	Business Address
Samuel A. Di Piazza, Jr.	Retired Global Chief Executive Officer, PricewaterhouseCoopers International Limited (an international professional services firm)	N/A

Richard W. Fisher	Former President and Chief Executive Officer, Federal Reserve Bank of Dallas	N/A

Scott T. Ford	Member and Chief Executive Officer, Westrock Group, LLC (a private investment firm)	Westrock Capital Partners, LLC 900 S. Shackleford Road, Suite 200 Little Rock, AR 72211

Glenn H. Hutchins	Co-Founder of North Island and Co-Founder of Silver Lake (a technology investment firm)	North Island Ventures, LLC 51 West 52nd Street, 30th Floor New York, NY 10019

William E. Kennard	Former United States Ambassador to the European Union and former Chairman of the Federal Communications Commission	N/A

Michael B. McCallister	Retired Chairman and Chief Executive Officer, Humana Inc. (a health care company)	N/A

Page 13 of 16 Pages

Beth E. Mooney	Chairman and Chief Executive Officer, KeyCorp (a bank holding company)	KeyCorp 127 Public Square Cleveland, OH 44114

Joyce M. Roché	Retired President and Chief Executive Officer, Girls Incorporated (a national nonprofit research, education and advocacy organization)	N/A

Matthew K. Rose	Chairman and Chief Executive Officer, Burlington Northern Santa Fe, LLC (a freight rail system and subsidiary of Berkshire Hathaway, Inc.)	Burlington Northern Santa Fe, LLC BNSF Railway Company 2650 Lou Menk Drive Fort Worth, TX 76131-2830

Randall L. Stephenson	Chairman of the Board, Chief Executive Officer and President, AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, TX 75202

Cynthia (Cindy) B. Taylor	President and Chief Executive Officer, Oil States International, Inc. (a diversified solutions provider for the oil and gas industry)	Oil States International, Inc. Three Allen Center 333 Clay St., Suite 4620 Houston, TX 77002

Laura D’Andrea Tyson	Distinguished Professor of the Graduate School, Haas School of Business, and Chair of the Blum Center for Developing Economies Board of Trustees at the University of California at Berkley (higher education)	Haas School of Business University of California, Berkeley 545 Student Services Building, Room 1900 Berkeley, CA 94720-1900

Geoffrey Y. Yang	Founding Partner and Managing Director, Redpoint Ventures (a global private equity and venture capital firm)	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

Page 14 of 16 Pages

ANNEX B

The name, business address and present principal occupation or employment of each of the executive officers of Warner Media, LLC are as set forth below. Except as indicated below, the business address for each executive officer is c/o Warner Media, LLC, One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Warner Media, LLC does not have any directors.

Executive Officers of Warner Media, LLC

Name	Principal Occupation
John T. Stankey	Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President, Industry Policy and Government Affairs
Gary L. Ginsberg	Executive Vice President, Corporate Marketing and Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf J. Olafsson*	Executive Vice President, International and Corporate Strategy

*	Citizen of the Republic of Iceland.

Page 15 of 16 Pages

ANNEX C

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Warner Media, LLC, One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation
Howard M. Averill	Executive Vice President and Chief Financial Officer, Warner Media, LLC
Olaf Olafsson*	Executive Vice President, International and Corporate Strategy, Warner Media, LLC

*	Citizen of the Republic of Iceland.

Page 16 of 16 Pages

ANNEX D

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Warner Media, LLC, One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation
Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 Avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Manuel Urrutia**	Senior Vice President, International and Corporate Strategy, Warner Media, LLC
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Warner Media, LLC

*	Citizen of France.
**	Citizen of Colombia.